Randall J. Erickson Senior Vice President, Chief Administrative Officer, and General Counsel	Marshall & Ilsley Corporation 770 North Water Street Milwaukee, WI 53202 414 765-7809 mibank.com

September 12, 2008

VIA EDGAR

Mr. Kevin W. Vaughn, Accounting Branch Chief

Ms. Brittany Ebbertt, Staff Accountant

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

RE:

Marshall & Ilsley Corporation

Form 10-K for Fiscal Year Ended December 31, 2007

Form 10-Q for the Fiscal Quarter Ended June 30, 2008

File No. 001-33488

Dear Mr. Vaughn and Ms. Ebbertt:

The purpose of this letter is to respond to the comment raised in your letter of September 5, 2008 to Mr. Gregory A. Smith, Senior Vice President and Chief Financial Officer, Marshall & Ilsley Corporation (the “Corporation”).

The Corporation acknowledges that (1) the Corporation is responsible for the adequacy and accuracy of the disclosure in its filing; (2) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (3) the Corporation may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Your comments and our responses are set forth below.

Form 10-Q for the period ended June 30, 2008

Financial Statements

Note 4, Fair Value Measurement – Derivative Financial Instruments, page 8

1.

Comment:  We note your response to our letter dated July 29, 2008 regarding the fair value measurement of derivative instruments.  To help further illustrate the points described in your letter, please provide us with an example illustrating how you have not observed any differences in pricing of the derivatives due to credit.  For example, please provide an example illustrating that the pricing for actual interest rate swap trades executed at different points in time in 2006, 2007 and 2008 was impacted only by the change in the related LIBOR curve on the same date by providing the observable published curve relevant to the pricing of the swap.  Please ensure each of your examples over the three year period is with the same counterparty, and preferably select an example with a counterparty that has been downgraded from AA to A during the period.

Mr. Kevin W. Vaughn, Accounting Branch Chief

Ms. Brittany Ebbertt, Staff Accountant

United States Securities and Exchange Commission

September 12, 2008

Response:

The Corporation’s experience has been that interest rate derivative pricing has not been observably affected by changes in credit default swap spreads.  To demonstrate the consistency in pricing, the Corporation tested 21 trades between M&I Marshall & Ilsley Bank (“M&I Bank”) and a counterparty that has experienced a downgrade from AA to A (“Counterparty”).  The sample includes one transaction from 2006, ten transactions from 2007 and ten transactions from 2008.  The charts and tables that follow support the Corporation’s observation that interest rate derivative pricing has remained unchanged.

Summary of Selected Interest Rate Swap Transactions with Counterparty
2006 - 2008

Time Period	Average Notional ($)	Average Term (yrs)	M&I Pays	Average Fixed Rate	Average LIBOR Closing Price*	Average Deviation From Close

2006 H2	5,000,000	4.97	Fixed	4.99%	5.02%	0.03%
2007 H1	10,091,500	5.00	Fixed	5.14%	5.14%	-0.01%
2007 H2	13,597,632	4.62	Fixed	4.47%	4.43%	-0.03%
2008 H1	2,861,803	3.10	Fixed	2.88%	2.89%	0.01%

__________
*A detailed breakdown of the transactions in this study is attached as Appendix A to this letter.

Chart 1:  M&I Fixed Rate vs LIBOR Closing Price.  The chart below illustrates the individual fixed rates at which M&I Bank executed swap contracts with a Counterparty along with closing LIBOR rates as determined using market data from Bloomberg.

Mr. Kevin W. Vaughn, Accounting Branch Chief

Ms. Brittany Ebbertt, Staff Accountant

United States Securities and Exchange Commission

September 12, 2008

Chart 2:  Deviation vs Counterparty Credit Risk.  The chart below illustrates the deviations between M&I fixed rates and LIBOR closing prices compared to the Counterparty’s CDS prices.

On a quarterly basis, the Corporation will assess the estimated impact of counterparty credit risk and the Corporation’s own credit risk to support the conclusion that counterparty credit risk and the Corporation’s own credit risk does not materially impact the reported fair values of the Corporation’s derivative financial assets and liabilities.

In future periodic reports, the Corporation proposes to include substantially the following disclosure in the fair value measurement discussion in the notes to consolidated financial statements:

“Certain derivative transactions are executed with counterparties who are large financial institutions (“dealers”).  These derivative transactions primarily consist of interest rate swaps that were used for fair value hedges, cash flow hedges and economic hedges of interest rate swaps executed with the Corporation’s customers at June 30, 2008.  The Corporation and its subsidiaries maintain risk management policies and procedures to monitor and limit exposure to credit risk to derivative transactions with dealers.  Approved dealers for these transactions must have and maintain an investment grade rating on long-term senior debt from at least two nationally recognized statistical rating organizations or have a guarantor with an acceptable rating from such organizations. International Swaps and Derivative Association Master Agreements (“ISDA”) and Credit Support Annexes (“CSA”) are employed for all contracts with dealers.  These agreements contain bilateral collateral arrangements.  Notwithstanding its policies and procedures, the Corporation recognizes that unprecedented events could result in counterparty failure.  The Corporation also recognizes that there could be additional credit exposure due to certain industry conventions established for operational efficiencies.

Mr. Kevin W. Vaughn, Accounting Branch Chief

Ms. Brittany Ebbertt, Staff Accountant

United States Securities and Exchange Commission

September 12, 2008

On a quarterly basis, the Corporation performs an analysis using historical and market implied default and recovery rates that also considers certain industry conventions established for operational efficiencies to estimate the potential impact on the reported fair values of these derivative financial assets and liabilities due to counterparty credit risk and the Corporation’s own credit risk.  Based on this analysis, the Corporation determined that the impact of these factors was insignificant and did not make any additional credit risk adjustments for purposes of determining the reported fair values of these derivative assets and liabilities with dealers at June 30, 2008.”

*        *        *

If you have any questions regarding the foregoing responses or if we may be of any further assistance, please do not hesitate to call me at (414) 765-7809.

Very truly yours,

/s/ Randall J. Erickson

Randall J. Erickson
Senior Vice President, Chief Administrative Officer
and General Counsel

Appendix A

Detail of Selected Interest Rate Swap Transactions with Counterparty
2006 - 2008

Trade Date	Notional ($)	Term (yrs)	M&I Pays	Applicable Fixed Rate	LIBOR Closing Price*	Deviation From Close

12/13/2006	5,000,000	4.97	Fixed	4.99%	5.02%	0.03%
						0.03%

02/14/2007	15,183,000	5.05	Fixed	5.13%	5.12%	-0.00%
02/20/2007	5,000,000	4.95	Fixed	5.16%	5.15%	-0.01%
						-0.01%

09/11/2007	55,000,000	1.98	Fixed	4.48%	4.46%	-0.02%
09/18/2007	2,500,000	2.04	Fixed	4.68%	4.47%	-0.21%
10/05/2007	12,000,000	4.99	Fixed	4.87%	4.87%	0.00%
11/01/2007	14,769,653	4.92	Fixed	4.60%	4.58%	-0.02%
12/11/2007	14,000,000	4.22	Fixed	3.99%	3.94%	-0.05%
12/14/2007	1,935,500	4.98	Fixed	4.31%	4.36%	0.05%
12/17/2007	1,637,880	6.96	Fixed	4.50%	4.45%	-0.05%
12/20/2007	6,938,026	6.88	Fixed	4.29%	4.33%	0.04%
						-0.03%

01/10/2008	661,533	2.99	Fixed	3.35%	3.38%	0.02%
01/15/2008	4,000,000	1.97	Fixed	3.07%	3.05%	-0.01%
01/31/2008	6,400,000	3.75	Fixed	3.14%	3.18%	0.04%
02/06/2008	1,240,000	4.99	Fixed	2.98%	2.96%	-0.02%
02/14/2008	4,875,000	3.04	Fixed	2.94%	2.96%	0.01%
03/03/2008	5,000,000	2.99	Fixed	2.72%	2.69%	-0.03%
03/07/2008	1,200,000	4.91	Fixed	3.36%	3.33%	-0.02%
03/10/2008	1,685,000	3.10	Fixed	2.74%	2.77%	0.03%
03/18/2008	2,000,000	1.29	Fixed	2.05%	2.12%	0.07%
03/27/2008	1,556,499	2.01	Fixed	2.45%	2.44%	-0.01%
						0.01%
* As quoted by Bloomberg for the indicated term